Mail Stop 3010

December 10, 2009

Mr. Kevin W. McAleer
Executive Vice President and Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

   Re: **Penson Worldwide, Inc.**
      Form 10-K for the Year Ended December 31, 2008
      Forms 10-Q for the Periods Ended March 31 and June 30, 2009
      Schedule 14A filed April 8, 2009
      File No. 1-32878

Dear Mr. McAleer:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Daniel L. Gordon
          Branch Chief